UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lucid Diagnostics Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

54948X 109

(CUSIP Number)

Lishan Aklog, M.D.

Chairman and Chief Executive Officer, PAVmed Inc.

One Grand Central Place, Suite 4600

New York, New York 10165

(212) 949-4319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS PAVmed Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,302,420
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 31,302,420
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,302,420
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.7%(1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Based on 42,483,475 shares of Common Stock (as defined below) outstanding, representing the sum of (i) 39,107,645 shares of Common Stock outstanding as of November 10, 2022 as stated in the Quarterly Report on Form 10-Q filed by the Issuer (as defined below) on November 14, 2022, and (ii) 3,375,230 shares of Common Stock to be issued to PAVmed (as defined below) in the transactions descried in Item 4 of this Schedule 13D (as defined below).

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on October 27, 2021 (as amended, this “Schedule 13D”) is filed on behalf of PAVmed Inc., a Delaware corporation (the “Reporting Person”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Lucid Diagnostics Inc. (the “Issuer”). Except as modified or supplemented by this Amendment, the Schedule 13D as in effect prior to this Amendment remains unchanged. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 13D as in effect prior to this Amendment. On October 6, 2021, the Issuer effectuated a 1.411-for-1 stock split with respect to the Common Stock. All the information in this Schedule 13D for periods prior to October 6, 2021 has been adjusted to give effect to the stock split.

Item 2.	Identity and Background

(a) This statement is filed by the Reporting Person. All disclosures herein with respect to the Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party. The executive officers and directors of the Reporting Person are Lishan Aklog, M.D., Chairman and Chief Executive Officer, Dennis M. McGrath, President and Chief Financial Officer, Shaun O’Neil, Chief Operating Officer, Brian J. deGuzman, M.D., Chief Medical Officer, Michael A. Gordon, General Counsel, Michael J. Glennon, Vice Chairman, and Tim Baxter, James L. Cox, M.D., Joan B. Harvey, Ronald M. Sparks, and Debra J. White, each a member of the board of directors (the “Principals”).

(b) The address of the principal office of the Reporting Person and the business address of each of the Principals is One Grand Central Place, Suite 4600, New York, New York 10165.

(c) The Reporting Person’s principal business is to research, develop and commercialize a diversified medical technology product pipeline addressing unmet clinical needs encompassing a broad spectrum of clinical areas with attractive regulatory pathways and market opportunities. The Principals are the executive officers and directors of the Reporting Person. Dr. Aklog also serves as the Chairman and Chief Executive Officer of the Issuer, Mr. McGrath also serves as the Chief Financial Officer of the Issuer, Mr. O’Neil also serves as Chief Operating Officer of the Issuer, Mr. Gordon also serves as General Counsel of the Issuer, and Dr. Cox, Mr. Sparks and Ms. White also serve as members of the board of directors of the Issuer.

(d) None of the Reporting Person or the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Person or the Principals has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware corporation. Each of Dr. Aklog, Mr. McGrath, Mr. O’Neil, Dr. deGuzman, Mr. Gordon, Mr. Glennon, Mr. Baxter, Dr. Cox, Ms. Harvey and Mr. Sparks is a citizen of the United States. Ms. White is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4.	Purpose of the Transaction

On January 7, 2022, the Issuer granted a restricted stock award in the amount of 60,000 shares of Common Stock to each of Dr. Aklog and Mr. McGrath. Each restricted stock award vests in a single installment on January 7, 2025. The awards were granted as compensation for services rendered and to be rendered to the Issuer. Dr. Aklog and Mr. McGrath did not use any funds to purchase such shares.

On February 18, 2022, the Issuer granted ten-year stock options to Dr. Aklog, Mr. McGrath, Dr. Cox, and Mr. Sparks, entitling Dr. Aklog, Mr. McGrath, Dr. Cox and Mr. Sparks to purchase 75,000 shares, 50,000 shares, 59,000 shares and 59,000 shares, respectively, of Common Stock, at an exercise price of $3.95 per share. The stock options vest in 12 consecutive quarterly installments commencing on March 31, 2022. The awards were granted as compensation for services rendered and to be rendered to the Issuer.

On June 7, 2022, the Issuer granted a ten-year stock option to Mr. Gordon, entitling Mr. Gordon to purchase 200,000 shares of Common Stock, at an exercise price of $1.93 per share. The stock option vests in 12 consecutive quarterly installments commencing on June 30, 2022. The award was granted as compensation for services rendered and to be rendered to the Issuer.

On August 2, 2022, the Issuer granted a ten-year stock option to Ms. White, entitling Ms. White to purchase 80,000 shares of Common Stock, at an exercise price of $2.95 per share. The stock option vests in 12 consecutive quarterly installments commencing on September 30, 2022. The award was granted as compensation for services rendered and to be rendered to the Issuer.

The Reporting Person and the Issuer are party to the MSA, the PBERA and the CapNostics Assignment Agreement (each as defined in Item 6 below). On November 30, 2022:

●	In accordance with the MSA, the Reporting Person elected to receive payment of $1,650,000 in monthly fees under the MSA (in the amount of $550,000 for each of July 2022, August 2022 and September 2022 ) through the issuance of 750,818 shares of Common Stock (197,656 shares for July 2022, 221,952 shares for August 2022 and 331,210 shares for September 2022) valued at the volume weighted average price of such stock during the final ten trading days of the applicable month ($2.7826 for July 2022, $2.4780 for August 2022 and $1.6606 for September 2022).

●	In accordance with the PBERA, the Reporting Person elected for the Issuer to reimburse the Reporting Person for $2,719,430 in accrued and unreimbursed payroll and benefit-related expenses paid by the Reporting Person on behalf of the Issuer through the third quarter of 2022 through the issuance of 1,479,326 shares of Common Stock valued at a price of $1.8383 per share, representing the volume weighted average price of such stock during the ten trading days ending on the later of the two dates on which such issuance was approved by the boards of directors of the Reporting Person and the Issuer.

●	In accordance with an addendum to the CapNostics Assignment Agreement, the Issuer agreed to pay the consideration of approximately $2,100,000 due to the Reporting Person under the CapNostics Assignment Agreement through the issuance to the Reporting Person of 1,145,086 shares of Common Stock valued at $1.8383 per share, representing the volume weighted average price of such stock during the ten trading days ending on the dates on which such issuance was approved by the boards of directors of the Reporting Person and the Issuer.

The Reporting Person is the parent company of the Issuer and, with its ownership of approximately 73.7% of the outstanding shares of Common Stock, has the power to elect all of the directors of the Issuer and to control all matters that would require the vote of a majority of the outstanding shares of Common Stock of the Issuer. The Reporting Person or any of the Principals, respectively, may acquire additional securities of the Issuer and may retain or sell all or a portion of the securities then held in the open market or in privately negotiated transactions. Each of the Reporting Person and each of the Principals, respectively, intends to review its ownership of the Issuer on a continuing basis. Any actions the Reporting Person or any Principal might undertake with respect to the Common Stock may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to the Reporting Person and/or Principal(s) and the Issuer.

Other than as described above, and except in accordance with its role as the parent company of the Issuer, the Reporting Person and Principals do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 42,483,475 shares of Common Stock outstanding as described on the cover page to this Amendment) are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	31,302,420	73.7%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	31,302,420	73.7%
ii.	Shared power to vote or to direct the vote:	0	0.0%
iii.	Sole power to dispose or to direct the disposition of:	31,302,420	73.7%
iv.	Shared power to dispose or to direct the disposition of:	0	0.0%

Dr. Aklog beneficially owns 649,400 shares of Common Stock, representing 1.5% of the Common Stock. Mr. McGrath beneficially owns 641,067 shares of Common Stock, representing 1.5%% of the Common Stock. Mr. O’Neil beneficially owns 136,667 shares of Common Stock, representing 0.3% of the Common Stock. Dr. deGuzman beneficially owns 46,667 shares of Common Stock, representing 0.1% of the Common Stock. Mr. Gordon beneficially owns 50,000 shares of Common Stock, representing 0.1% of the Common Stock. Dr. Cox beneficially owns 188,987 shares of Common Stock, representing 0.4% of the Common Stock. Mr. Sparks beneficially owns 104,327 shares of Common Stock, representing 0.2% of the Common Stock. Ms. White beneficially owns 13,333 shares of Common Stock, representing less than 0.1% of the Common Stock. Each of the foregoing Principals has sole power to vote and dispose of the Common Stock he or she beneficially owns.

(c) During the 60 days preceding the date of this report, the Reporting Person and the Principals effected the transactions described in Item 4 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Equity Awards

As of the date of this Schedule, certain of the Principals, including Dr. Aklog, Mr. McGrath, Mr. O’Neil, Mr. Gordon, Dr. Cox, Mr. Sparks and Ms. White, have been granted restricted stock awards or stock options as compensation by the Issuer. Each of the restricted stock awards is subject to a restricted stock agreement, which sets forth the vesting schedule of such award. Each of the stock options is subject to a stock option agreement, which sets forth the term of the option, the exercise price and the vesting schedule of such award. See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Management Services Agreement

Since the Reporting Person’s formation, the Reporting Person and the Issuer have been party to a management services agreement (as amended to date, the “MSA”). Pursuant to the MSA, the Reporting Person provides management and oversight of certain of the Issuer’s activities and certain resources available to the Reporting Person. The amount that the Issuer pays to the Reporting Person under the management services agreement relates to the amount of the Reported Person’s resources dedicated to the Issuer’s activities, including an unspecified portion of the compensation to the executive officers and employees it makes available to the Issuer, and over time the business focus and consequently the type of costs incurred expanded. The Issuer initially paid a fee of $20,000 per month, which increased to $60,000 per month on February 16, 2019, to $90,000 on June 5, 2019, to $190,000 per month on July 1, 2020, to $290,000 per month on February 1, 2021, to $390,000 on October 15, 2021, and to $550,000 on July 1, 2022. On August 11, 2022, the Reporting Person and the Issuer entered into a sixth amendment to the MSA, which provides, among other things, that the Reporting Person may elect to receive payment of the monthly fee under the MSA in cash or in shares of Common Stock, with such shares valued at the volume weighted average price during the final ten trading days of the applicable month (subject to a floor price of $0.70 per share). However, in no event will the Reporting Person be entitled to receive under the MSA, as amended, more than 7,709,836 shares of Common Stock.

PBERA

On November 30, 2022, the Reporting Person and the Issuer entered into a payroll and benefit expense reimbursement agreement (the “PBERA”). Historically, PAVmed has paid for certain payroll and benefit-related expenses in respect of the Company’s personnel on behalf of the Company, and the Company has reimbursed PAVmed for the same. Pursuant to the PBERA, the Reporting Person will continue to pay such expenses, and the Issuer will continue to reimburse the Reporting Person for the same. The PBERA now provides that the expenses will be reimbursed on a quarterly basis or at such other frequency as the parties may determine, in cash or, subject to approval by the board of directors of each of the Reporting Person and the Issuer, in shares of Common Stock, with such shares valued at the volume weighted average price of such stock during the final ten trading days preceding the later of the two dates on which such stock issuance is approved by the board of directors of each of the Reporting Person and the Issuer (subject to a floor price of $0.40 per share), or in a combination of cash and shares. However, in no event shall the Issuer issue any shares of Common Stock to the Reporting Person in satisfaction of all or any portion of the expenses if the issuance of such shares of Common Stock would exceed the maximum number of shares of common stock that the Issuer may issue under the rules or regulations of The Nasdaq Stock Market LLC (“Nasdaq”), unless the Issuer obtains the approval of its stockholders as required by the applicable rules of the Nasdaq for issuances of shares of its common stock in excess of such amount.

CapNostics Assignment Agreement

On October 5, 2021, PAVmed Subsidiary Corp., a wholly owned subsidiary of the Reporting Person (“PAVmed Sub”), acquired 100% of the outstanding membership interest of CapNostics, LLC from a third party, for a purchase price of approximately $2,100,000. Subsequently, effective as of April 1, 2022, pursuant to an assignment agreement (as amended and supplemented to date, the “CapNostics Assignment Agreement”) between PAVmed Sub and the Issuer, PAVmed Sub assigned the interests to the Issuer and, in consideration for the interests, the Issuer agreed to pay to PAVmed Sub an amount in cash equal to the purchase price paid by PAVmed Sub to the third party. On November 30, 2022, pursuant to a supplement to the CapNostics Assignment Agreement, the Issuer, PAVmed Sub and the Reporting Person agreed that the Issuer would pay the price for the interests through the issuance of 1,145,086 shares of Common Stock, with such shares valued at $1.8383 per share, representing the volume weighted average price of such stock during the ten trading days through and including the later of the two dates on which each of the boards of directors of the Reporting Person and the Issuer approved the supplement.

Senior Secured Convertible Notes

On March 31, 2022, the Reporting Person entered into a securities purchase agreement (the “SPA”) with an accredited investor, for the sale of up to $50,000,000 in initial principal amount of Senior Secured Convertible Notes (the “Notes”), for a purchase price equal to $1,000 for each $1,100 in principal amount of Notes. As of the date of this report, approximately $32,913,000 in face principal amount of Notes are outstanding. The Notes are secured by all the Reporting Person’s existing and future assets (including those of the Reporting Person’s significant subsidiaries, other than the Issuer and its subsidiaries), but including only 9.99% of the issued and outstanding shares of Common Stock that are held by the Reporting Person, pursuant to a security agreement by and between the Company and the investor (the “Security Agreement”)

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1

Sixth Amendment to Management Services Agreement, dated as of July 1, 2022, by and between PAVmed Inc. and Lucid Diagnostics Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Lucid Diagnostics Inc. on December 2, 2022).

Exhibit 10.2

Payroll and Benefit Expense Reimbursement Agreement, dated as of November 30, 2022, by and between PAVmed Inc. and Lucid Diagnostics Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Lucid Diagnostics Inc. on December 2, 2022).

Exhibit 10.3	Form of Security Agreement (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by PAVmed Inc. on April 4, 2022).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAVMED INC.

Dated: December 2, 2022	By:	/s/ Lishan Aklog
Lishan Aklog, M.D.
Chief Executive Officer